4333 Edgewood Road NE Cedar Rapids, Iowa 52499

                September 22, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Monumental Life Insurance Company

Separate Account VA DD

Vanguard Variable Annuity

Post-Effective Amendment No. 8

File Nos. 333-146328/811-06144

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA DD of Monumental Life Insurance Company (“MLIC” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

GENERAL COMMENTS:

1.	Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to supplement any guarantees under the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that contract name on the front cover page of the prospectus continues and will be the name as Class Identifier in the SEC system. In addition there are two class identifiers that are on the website. If this needs to be corrected on the SEC website. (C000018389).

Response: The Class Identifier in the SEC system is the name on the front cover page of the prospectus (Vanguard Variable Annuity). The class identifier C000055362 has been changed to Inactive.

3.	The Post-Effective filings incorporate the supplements by reference. Please clarify supplementally why these supplements are incorporated by reference as the changes have also been made in this post-effective filing. The SAI has also been incorporated by reference. Please confirm supplementary that the SAI will be updated to reflect the correct date for the prospectus.

4333 Edgewood Road NE Cedar Rapids, Iowa 52499

Response: The Prospectus and SAI will include all the changes being made by this filing. There will be no supplements.

OTHER COMMENTS:

Summary Section

4.	Investment Options Section pgs 2-4: Please note that contract holders may transfer amounts among investment options, that there is no limitation to the overall limitation of transfers per year, but there is a limitation on the roundtrips into the investment options.

Response: The disclosure has been revised as requested. See Page 4.

5.	Section on Death Benefit: Please briefly describe the optional death benefit. Please also note that under the optional death benefit the partial withdrawals from the contract may reduce the death benefit by more than the amount of the withdrawal.

Response: The disclosure has been revised as requested. See Page 4.

6.	Under the GLWB Rider pg 5: The prospectus states on pg 32 that excess withdrawals may significantly reduce or eliminate the benefit provided by the rider. Please include a statement to this effect in the GLWB Rider section in the Summary. Please note that transfers from the designated investment options to non-designated investment options are considered withdrawals under the rider.

Response: The disclosure has been revised as requested. See Page 5.

Fee Table –

7.	Changes to the Fee Table include an increase in M&E fees and the removal of the Annual Step-Up Death Benefit. With respect to the increase in the M&E fee please disclose the maximum M&E fee in the table that applies to before and after the effective date of this registration statement.

Response: The disclosure has been revised as requested. See Page 6.

8.	With respect to the Annual Step-Up Death Benefit please restore the disclosure of this death benefit fee to the fee table.

Response: The disclosure has been revised as requested. See Page 6.

9.	Under Owner Transaction Expenses – please move the Annual Contract Maintenance Fee from the Owner Transaction Expenses to Separate Account Expenses.

Response: The disclosure has been revised as requested. See Page 6.

4333 Edgewood Road NE Cedar Rapids, Iowa 52499

10.	Annual Separate Account Expenses – Please consider revising this section of the fee table to make clear that the stated Total Annual Separate Account Expenses are mutally exclusive of each other and that it is the contract holder’s option that they will be charged the 30bps or 50 bps.

Response: The disclosure has been revised as requested. See Page 6.

11.	The Optional Rider Fees footnote 6 - states that in some cases riders may be available under the contract. Please clarify supplementally whether this statement refers to any optional riders other than the GLWB rider shown in the fee table. If there are any other optional riders, please direct the staff to the disclosure of those riders and explain supplementally why those fees do not show in the fee table.

Response: The disclosure has been removed. See Page 6.

12.	GLWB Rider Fee Table footnote 7 – 2nd paragraph states that upon any premium addition or transfer into the designated investments under the rider, then a new rider fee may apply. Please clarify that the stated charge on the fee table is the maximum rate on the fee table. And please make the corresponding change on page 32.

Response: The disclosure has been revised as requested. See Page 6.

13.	Total Fund Operating Expenses footnote – Please delete phrase “the company has not and cannot independently verify the accuracy or completeness of such information.”

Response: The disclosure has been removed. See Page 7.

14.	Under Annual Fund Operating Expenses - Conservative Allocation Portfolio and Moderate Allocation Portfolio – these investment options are currently under review with the SEC. Please be sure that the expenses listed match their current underlying fund prospectuses. Also please be sure to break out the Acquired Fund Fees & Expenses into a separate line for all of the investment options.

Response: The disclosure has been revised as requested. See Page 7.

Annuity Payments –

15.	Annuity Payments pg. 10– Please provide additional disclosure on what is meant by the last paragraph of this section. IF this paragraph is intended to mean that the income date may be set by some other means other than by contract holder selection, please state so and provide a reference so contract holders may learn if it applies to them.

Response: The disclosure has been revised as requested. See Page 10.

16.	Annuity Payments box pg 11, 7th bullet - Please clarify how a contract holder will know what substantive amount is applicable to the contract holder.

Response: “Substantive” means a dollar amount that Vanguard determines, in its sole discretion, could adversely affect the management of the portfolio. Exact dollar amounts are not offered or provided because such information allows investors to come in just under the cut-off and that

4333 Edgewood Road NE Cedar Rapids, Iowa 52499

behavior is not encouraged. Additionally, defined amounts may differ among portfolios based on their respective asset sizes, and may change when those asset sizes change.

Investment Options –

17.	Similarly in the Investment Options section pg. 15, verify that the product prospectus investment option descriptions match the descriptions in the underlying fund prospectuses.

Response: The investment option descriptions match the descriptions in the underlying fund prospectuses.

18.	Telephone & Online Privilege pg. 20 – This disclosure refers to telephone and online privileges, but only offers info on the telephone transfers. Please provide similar disclosure for the online privileges.

Response: The disclosure has been revised as requested. See Page 20.

Expenses –

19.	The M&E Risk Charge Section pg 21– In addition to noting the increased M&E expense for the optional death benefit option, please refer to the optional death benefit by name (the Return Of Premium).

Response: The disclosure has been revised as requested. See Page 21.

Access to Your Money –

20.	Access To Your Money pg 27, Subsection Full and Partial Withdrawals – The prospectus states that withdrawals may be accomplished through the use of the telephone privilege and cross references to Telephone & Online Privilege section, please indicate if the contract holder can also use the online tool.

Response: The disclosure has been revised as requested. See Page 27.

21.	Minumum Balance Requirements pg 28 – The prospectus states that if an exchange or withdrawal reduces the balance of the subaccount to less than $1000 the company will transfer the remaining balance to the other subaccounts under the subaccounts on a pro rata basis. Please clarify in the disclosure the insurance company’s responsibility where if a subaccount were to fall below the $1000 due to loss in market value and the value in the subaccount drops to less than $1000.

Response: The disclosure has been revised as requested. See Page 28.

Death Benefit –

22.	Death Benefit pg 29 – Return of Premium Death Benefit Rider, 2nd bullet point – Please include a parenthetical following the term Adjusted Partial Withdrawal noting that there is a more complete discussion of Adjusted Partial Withdrawals below.

Response: The disclosure has been revised as requested. See Page 29.

4333 Edgewood Road NE Cedar Rapids, Iowa 52499

23.	Adjusted Partial Withdrawals shaded box pg 30 – This section cross references to the SAI for a more detailed discussion of the Adjusted Partial Withdrawal. Please move the portion in the SAI into the Prospectus. In addition, please revise the discussion, which appears in the SAI to include a more complete example for the investors. In particular this example should illustrate how the adjusted partial withdrawal impacts the experience of the investor rather than illustrating the risks presented to the insurance company in the absence of the adjusted partial withdrawal computation. At a minimum, the body of the prospectus should include the formula and a brief description of the formulation that is used to compute the Adjusted Partial Withdrawal. Any further discussion of the Adjusted Partial Withdrawal and the examples of the Adjusted Partial Withdrawal may appear in an appendix to the prospectus.

Response: The disclosure has been revised as requested. See Page 30.

Additional Features –

24.	GLWB rider pg 32 Base Benefit – The prospectus notes that the rider provides for cash withdrawal or benefit payments. Please describe the difference between those two benefits.

Response: The disclosure has been revised as requested. See Page 32.

25.	GLWB Rider pg 32 Base Benefit – For this section of disclosure, please move the examples from this particular section of the Rider Section. Please refrain from using examples that explain the specific operations of the rider until each of the major concepts has been introduced. Instead, please use examples after each major concept. These examples should illustrate each major concept and then a comprehensive example at the end that brings together all of the major concepts.

Response: The examples have been moved as requested. See Pages 32 and 34.

26.	The Maximum Annual Withdrawal Amount section pg. 33 – When discussing Minimum Required Distribution (“RMD”) the prospectus states that in certain instances an amount in addition to the amount described may need to be taken to satisfy the RMD. Explain why an additional amount may need to be taken.

Response: The disclosure has been revised as requested. See Page 33.

26.	Total Withdrawal Base Adjustments pg 34. – Withdrawals may reduce the total withdrawal base. Please state clearly that this adjustment increases the impact of the withdrawal on the total withdrawal base when the account value is less than the withdrawal base.

Response: The disclosure has been revised as requested. See Page 34.

28.	Designated Investments pg. 34 – Add disclosure that the purpose of the investment restrictions is to reduce the volatility in investment performance and that such reduced volatility may reduce the returns on investments In addition, please disclose that the investment restrictions may lessen the likelihood that the insurance company might have to make payments under the optional riders.

Response: The disclosure has been revised as requested. See Page 35.

4333 Edgewood Road NE Cedar Rapids, Iowa 52499

29.	GLWB Rider Issue Requirements pg. 35 – Please consider revising this section to avoid the use of double negatives. (So long as annuitant is younger than 91 etc.)

Response: The disclosure has been revised as requested. See Page 35.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Monumental Life Insurance Company